AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

20 September 2007

SUPPL

07027231

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 19 September 2007, Re: Amsteel Corporation Berhad ("ACB") - Debt and Corporate Restructuring Exercise of ACB Group ("ACB Scheme") - Proposed Variation to : 1) Redemption Date of the Zero-Coupon Redeemable Secured RM Denominated Bonds; and 2) Repayment Date of the Zero-Coupon Redeemable Secured USD Denominated Consolidated and Rescheduled Debts for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

CHAN POH LAN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 10/16

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

19 SEP 2007

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 19/09/2007 18:20:57
Submitted by AMSTEEL on 19/09/2007 18:20:37
Reference No AA-070919-8C911

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	CHAN POH LAN
* Designation	:	SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD ("ACB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF ACB GROUP ("ACB SCHEME")

PROPOSED VARIATION TO:
1. REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

2. REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS")

* **Contents :-**

1. INTRODUCTION

Reference is made to the announcement of 19 March 2003 made by ACB regarding, *inter alia*, the issuance of the Bonds, SPV Debts and the new ordinary shares by the ACB Group to the ACB Scheme Creditors.

The Board of Directors of ACB hereby announce that the ACB Group had issued notices of meetings dated 19 September 2007 to the Bondholders and SPV Debt Holders to seek, *inter alia*, the indulgence and the approval of the relevant Bondholders and SPV Debt Holders to vary the redemption/repayment dates for the Bonds/SPV Debts on 31 October 2007 and 31 December 2007 ("Proposed Variation to the Redemption/Repayment Dates").

2. DETAILS OF THE PROPOSED VARIATION TO THE REDEMPTION/REPAYMENT DATES

The Proposed Variation to the Redemption/Repayment Date involves the variation of:

2.1 the redemption dates of 31 October 2007 and 31 December 2007 for the Bonds at the redemption amounts as set out in Column II of Table I-Bonds below, to the proposed redemption dates and at the redemption amounts as more particularly set out in Column III of Table I-Bonds; and

2.2 the repayment dates of 31 October 2007 and 31 December 2007 for the SPV Debts at the repayment amounts as set out in Column II of Table II-SPV Debts below to the proposed

repayment dates and at the proposed repayment amounts as more particularly set out in Column III of Table II-SPV Debts.

3. APPROVALS FOR THE PROPOSED VARIATION TO THE REDEMPTION/REPAYMENT DATES

The Proposed Variation to the Redemption/Repayment Dates requires the approval from:

3.1 the Securities Commission ("SC");
3.2 Bondholders and SPV Debt Holders at the respective meetings to be convened; and
3.3 Bank Negara Malaysia ("BNM") in respect of the SPV Debts.

Applications to the SC and BNM to seek the requisite approvals will be submitted after receipt of approvals of the Bondholders and SPV Debt Holders at the respective meetings to be convened for the Proposed Variation to the Redemption/Repayment Dates.

The approvals from the SC and BNM must be obtained on or before 31 March 2008, failing which, the consent to the Proposed Variation to the Redemption/Repayment Dates given by the Bondholders and SPV Debt Holders at the respective meetings to be convened would be deemed to have lapsed.

The meetings of the Bondholders and SPV Debt Holders are scheduled to be held on 31 October 2007.

4. Unless the context otherwise requires, terms and conditions defined in the Circular to the Shareholders dated 9 January 2003 in respect of the ACB Scheme shall have the meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I-Bonds

Column I Category	*Column II* Current Due Date and Nominal Amount (RM)		*Column III* Proposed Due Date and Nominal Amount (RM)	
Class A1	31 October 2007 31 December 2007	23,296,078 24,144,930	31 March 2008	47,441,008
Class A2	31 October 2007 31 December 2007	71,904,434 6,841,811	31 March 2008	78,746,245
Class B(a)	31 October 2007 31 December 2007	156,633,449 70,262,352	31 March 2008	226,895,801
Class B(b)	31 October 2007 31 December 2007	16,404,782 7,358,827	31 March 2008	23,763,609

Table II-SPV Debts

Column I Category	*Column II* Current Due Date and Nominal Amount (USD)		*Column III* Proposed Due Date and Nominal Amount (USD)	
Class A1	31 October 2007 31 December 2007	96,869,155 44,335,253	31 March 2008	141,204,408
Class A2	31 October 2007 31 December 2007	1,014,684 577,468	31 March 2008	1,592,152
Class B	31 October 2007 31 December 2007	111,939,013 50,213,399	31 March 2008	162,152,412

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

19 SEP 2007

END